                        File No. 70-7888

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC  20549

                POST-EFFECTIVE AMENDMENT NO. 15

                               TO

                            FORM U-1

                   APPLICATION OR DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


     Allegheny Energy, Inc.                  Monongahela Power
						Company
     10435 Downsville Pike                   1310 Fairmont Avenue
     Hagerstown, MD  21740                   Fairmont, WV  26554

     Allegheny Power Service Corporation     The Potomac
					     Edison Company
     800 Cabin Hill Drive                    10435 Downsville Pike
     Greensburg, PA  15601                   Hagerstown, MD 21740

     Allegheny Generating Company            West Penn Power Company
     10435 Downsville Pike                   800 Cabin Hill Drive
     Hagerstown, MD  21740                   Greensburg, PA 15601



          (Name of company or companies filing this statement and addresses of principal executive offices)


                     Allegheny Energy, Inc.
                     10435 Downsville Pike
                      Hagerstown, MD  21740



               (Name of top registered holding company parent of
                each applicant or declarant)


                    Thomas K. Henderson, Esquire
                    Vice President
                    Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740



(Name and address of agent for service)

     Applicants hereby amend their Application or Declaration on

Form U-1 as follows:



     1.   Applicants hereby amend Item 4. Regulatory Approvals by

          deleting it in its entirety and substituting the following therefor:



          The Public Service Commission of West Virginia has

          jurisdiction under the West Virginia Affiliate Act

          Statute over Monongahela and Potomac Edison concerning

          their involvement in the System Money Pool.  West

          Virginia does not regulate financing transactions, so

          the short-term debt portion of the application is not

          under West Virginia jurisdiction.  The State

          Corporation Commission of Virginia has jurisdiction

          under the Virginia Affiliate Act Statute over Potomac

          Edison and AGC concerning their involvement in the

          System Money Pool.  Virginia does not regulate short-

          term debt with maturities under one year so long as the

          outstanding short-term debt does not aggregate more

          than 12% of the total capitalization of such utility.

          The Maryland Public Service Commission does not have an

          affiliate act statute, nor does it regulate short-term

          debt with maturities under one year.  The Pennsylvania

          Public Utility Commission has jurisdiction under the

          Pennsylvania Affiliate Act Statute over West Penn

          concerning its involvement in the System Money Pool.

          Pennsylvania does not regulate short-term debt with

          maturities of less than one year.  The Public Utilities

          Commission of Ohio does not have an affiliate act

          statute. If short-term debt is regulated by the SEC,

          the Public Utilities Commission of Ohio will not

          regulate it.  Consequently, the SEC has jurisdiction

          over the short-term debt financing for all companies

          and over the System Money Pool for Allegheny Energy,

          Inc., Allegheny Power Service Corporation, Potomac

          Edison (Maryland portion only) and Monongahela (Ohio portion only). No regulatory agency, other than those named, and the Securities and Exchange Commission, has

          jurisdiction over the proposed transactions.



     2.   Applicants hereby amend Item 6. Exhibits and Financial

          Statements by filing herewith the following:



     (a)  Exhibits



          D-4(c)    Order of the Pennsylvania Public Utility

          Commission.



          D-6(c)    Order of the West Virginia Public Service

          Commission.

                           SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



                                   ALLEGHENY ENERGY, INC.



                                 BY  /s/ CAROL G. RUSS
				                                	CAROL G. RUSS
                                 				COUNSEL


                                   ALLEGHENY POWER SERVICE CORPORATION



                                 BY  /s/ CAROL G. RUSS
				                                	CAROL G. RUSS
                                     COUNSEL





                                   ALLEGHENY GENERATING COMPANY



                                 BY  /s/ CAROL G. RUSS
                                     CAROL G. RUSS
                                     COUNSEL

                                   MONONGAHELA POWER COMPANY



                                 BY /s/ CAROL G. RUSS
                                    CAROL G. RUSS
                                    COUNSEL





                                   THE POTOMAC EDISON COMPANY



                                 BY /s/ CAROL G. RUSS
                                    CAROL G. RUSS
                                    COUNSEL





                                   WEST PENN POWER COMPANY




                                 BY /s/ CAROL G. RUSS
                                    CAROL G. RUSS
                                    COUNSEL


Dated:  December 22, 1997